# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Clean Energy Fuels Corp., CIK 0001368265
CUSIP: 184499101
Title of class of securities: COM
Address of issuer's principal executive offices: 4675 MACARTHUR COURT, SUITE 800, NEWPORT BEACH, California (CA), 92660
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001584691

## Reporting persons
- Global Alpha Capital Management Ltd.: type of reporting person: investment adviser (IA); citizenship or place of organization: Quebec Canada (A8); sole voting power 10,401,924; shared voting power 0; sole dispositive power 14,013,867; shared dispositive power 0; aggregate amount beneficially owned 14,013,867 (6.4% of the class)

## Item 1. Issuer
Name of issuer: Clean Energy Fuels Corp.
Address of issuer's principal executive offices: 4675 MACARTHUR COURT, SUITE 800, NEWPORT BEACH, CA, 92660

## Item 2. Person Filing
Name of person filing: Global Alpha Capital Management Ltd.
Address of principal business office or, if none, residence: 1800 McGill College Ave Suite 1300, Montreal, H3A 3J6, Quebec, Canada
Citizenship: QUEBEC, CANADA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 14,013,867
Percent of class: 6.4
Sole power to vote or to direct the vote: 10,401,924
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 14,013,867
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Global Alpha Capital Management Ltd.: Sabrina Lacroix, Chief Compliance Officer (11/09/2026)